PE
12-31-02

20 [illegible] RT

WELLS FINANCIAL CORP.
2002 ANNUAL REPORT

Wells Federal Bank, *fsb*

MAIN OFFICE:

Wells
53 First Street SW
Wells, Minnesota 56097

BRANCH OFFICES:

Blue Earth
303 South Main Street
Blue Earth, Minnesota 56013

Mankato
1601 Adams Street
Mankato, MN 56002-4068

North Mankato
1800 Commerce Drive
North Mankato, Minnesota 56003

Fairmont
Five Lakes Centre
300 South State Street
Fairmont, Minnesota 56031

Albert Lea
Skyline Mall
1710 West Main Street
Albert Lea, Minnesota 56007

St. Peter
1618 South Minnesota Avenue
St. Peter, Minnesota 56082

Owatonna
496 North Street
Owatonna, Minnesota 55060

Farmington
115 Elm Street Suite I
Farmington, MN 55024

TABLE OF CONTENTS

Wells Financial Corp.

Profile

Wells Financial Corp. (the "Company") is a Minnesota corporation organized in December 1994 at the direction of the Board of Directors of Wells Federal Bank, fsb (the "Bank") to acquire all of the capital stock that the Bank issued upon its conversion from mutual to stock form of ownership. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, because the Company does not conduct any active business, the Company does not intend to employ any persons other than officers of the Bank but utilizes the support staff of the Bank from time to time.

The Bank is a federally chartered stock savings bank headquartered in Wells, Minnesota. The Bank has eight full service offices located in Faribault, Martin, Blue Earth, Nicollet, Freeborn and Steele Counties, Minnesota and one loan origination office in Dakota County, Minnesota. The Bank was founded in 1934 and its deposits have been federally insured by the Savings Association Insurance Fund ("SAIF") and its predecessor, the Federal Savings and Loan Insurance Corporation ("FSLIC"), since 1934. The Bank is a member of the Federal Home Loan Bank ("FHLB") System. The Bank is a community oriented, full-service retail savings institution. The Bank attracts deposits from the general public and uses such deposits primarily to invest in residential lending on owner occupied properties, home equity loans and other consumer loans. Other lending activities include agricultural real estate, agricultural operating, multi-family residential and commercial real estate loans. Cash in excess of what is needed for lending operations is used to purchase investment securities and to maintain required liquidity. The Bank has two subsidiaries, Greater Minnesota Mortgage (GMM) and Wells Insurance Agency (WIA). GMM originates loans through referrals from community commercial banks and, primarily, sells these loans to the secondary market. WIA is a full service insurance agency that sells property, casualty, life, health and investment products, including mutual funds.

Stock Market Information

Since its issuance on April 11, 1995, the Company's common stock has been traded on the Nasdaq National Market under the symbol "WEFC." The following table reflects high and low bid information during the periods shown. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not represent actual transactions.

	HIGH	LOW
January 1, 2001 – March 31, 2001	$18.50	$15.75
April 1, 2001 – June 30, 2001	$17.60	$16.41
July 1, 2001 – September 30, 2001	$18.74	$16.70
October 1, 2001 – December 31, 2001	$19.50	$16.78
January 1, 2002 – March 31, 2002	$21.38	$17.55
April 1, 2002 – June 30, 2002	$23.04	$19.65
July 1, 2002 – September 30, 2002	$22.75	$17.68
October 1, 2002 – December 31, 2002	$20.64	$17.19

The number of stockholders of record of common stock as of the record date of March 3, 2003, was approximately 500. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 3, 2003, there were 1,128,277 shares outstanding.

The Company declared quarterly cash dividends of $0.18 per share on January 22, 2002, April 16, 2002, July 23, 2002 and October 22, 2002. The Company declared quarterly cash dividends of $0.16 per share on January 16, 2001, April 17, 2001, July 24, 2001 and October 16, 2001. The Company declared quarterly cash dividends of $0.15 per share on January 18, 2000, April 19, 2000 and July 18, 2000. The Company declared a quarterly cash dividend of $0.16 per share on October 17, 2000.

The Company's ability to pay dividends to stockholders is subject to the requirements of Minnesota law. No dividend may be paid by the Company unless its board of directors determines that the Company will be able to pay its debts in the ordinary course of business after payment of the dividend. In addition, the Company's ability to pay dividends is dependent, in part, upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). During 2002, 2001 and 2000 the Bank paid $2,020,000, $2,186,000 and $965,000 in cash dividends, respectively, to the Company.

WELLS FINANCIAL CORP.
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share amounts)

Financial Condition

December 31,	2002	2001	2000	1999	1998
Total assets	$220,616	$230,408	$221,848	$199,836	$191,876
Loans held for sale	9,695	10,155	1,955	521	6,097
Loans receivable, net	145,586	160,513	191,137	172,713	154,305
Securities available for sale	19,856	15,863	16,225	2,551	2,968
Securities held to maturity	-	-	-	15,559	5,539
Certificates of deposit	200	200	200	400	500
Cash and cash equivalents	36,571	38,070	7,606	4,200	19,446
Deposits	169,126	180,999	163,582	156,984	158,441
Borrowed funds	23,000	23,000	33,500	17,000	5,000
Equity	25,223	23,572	22,341	23,457	25,892

Summary of Operations

Years Ended December 31,	2002	2001	2000	1999	1998
Interest income	$13,865	$16,376	$15,941	$14,214	$14,890
Interest expense	6,247	8,609	9,652	7,698	8,178
Net interest income	7,618	7,767	6,289	6,516	6,712
Provision for loan losses	23	180	-	27	120
Noninterest income	5,957	4,290	1,781	1,709	2,405
Noninterest expense	7,849	6,175	5,055	5,054	4,769
Net income	3,340	3,345	1,765	1,874	2,476

Other Selected Data

Years Ended December 31,	2002	2001	2000	1999	1998
Return on average assets	1.47%	1.51%	0.84%	0.97%	1.26%
Return on average equity	13.31%	15.06%	7.92%	7.57%	8.85%
Average equity to average assets	11.06%	10.03%	10.57%	12.77%	14.25%
Equity to assets	11.43%	10.23%	10.07%	11.74%	13.49%
Net interest rate spread (1)	3.16%	3.22%	2.57%	2.89%	2.81%
Nonperforming assets to total loans (2)	0.61%	0.55%	0.35%	0.10%	0.23%
Allowance for loan losses to total loans	0.62%	0.59%	0.43%	0.49%	0.53%
Allowance for loan losses to nonperforming loans (2)	102.37%	107.90%	134.1%	702.46%	236.94%
Basic earnings per share	$ 2.84	$ 2.91	$ 1.41	$ 1.26	$ 1.42
Diluted earnings per share	$ 2.75	$ 2.79	$ 1.39	$ 1.23	$ 1.38

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2) Nonperforming loans are loans over 90 days past due. Nonperforming assets include nonperforming loans and foreclosed real estate.

WELLS Financial CORP.

53 FIRST ST. S.W., PO BOX 310 • WELLS, MN 56097-0310 • 507/553-3151

To Our Stockholders:

On behalf of the Board of Directors of Wells Financial Corp., I am pleased to present our annual report for 2002. The Company's results for 2002 in many respects mirrored the financial data of 2001. The current business cycle continued to show a decreasing long-term interest rate environment that was conducive for robust mortgage refinance activity. However, the Company made great strides to diversify its base and prepare for the future in the financial industry.

Historically, Wells Financial Corp. was primarily a lender on single family mortgage loans. As part of management's strategic plan to diversify the Company's assets, a commercial loan department was added during 2002. While retaining a strong residential loan origination program is important to the Company, the commercial loan department and a renewed emphasis on consumer loan originations will help shift the Company's dependence away from single family mortgage loans. Cross selling of products and services to create a full financial concept is also being emphasized.

In addition to enhancing the Company's products and services we opened a loan origination office in Farmington, Minnesota, one of the fastest growing areas in the State. Also during 2002 construction began on a new facility for our Mankato office. This modern facility opened for business in February 2003.

It was a pleasure to lead the Bank during 2002 with continued success in profitability and earnings. It will be a continuing challenge to develop opportunities and niches for 2003 and beyond as we expand into a wider base in the financial services network.

The Board of Directors and the management of the company request your continued support of their efforts to maximize the value of your company. Thank you for your investment in Wells Financial Corp., and we look forward to your continued support.

Best Regards,

Lonnie R. Trasamar

Lonnie R. Trasamar
President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(dollars in thousands)

General

The Company's business activities to date have been limited to its investment in and loan to the Bank and a loan made to the Bank's Employee Stock Ownership Plan ("ESOP") to enable the ESOP to purchase shares of the Company's common stock and, to a lesser degree, investing in securities and deposits in other financial institutions. As a result of the limited operations of the Company, this discussion primarily relates to the Bank. The principal business of the Bank consists of attracting deposits from the general public and using such deposits, together with borrowings to invest in loans and investment securities. Historically the Bank primarily invested in residential loans on owner occupied properties and, to a lesser extent, in consumer and agricultural related loans. Recently, the Bank developed commercial real estate and commercial operating and term loan products and began marketing these products. These loans, along with the consumer and agricultural related loans, typically have adjustable interest rates and are for shorter terms than residential loans. The Bank's investment securities consist of U.S. government and agency obligations, mortgage-backed securities, equity securities and FHLB stock.

The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its investment and loan portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. To a lesser extent, the level of noninterest income, which primarily consists of service charges and other fees, also affects the Bank's net earnings. In addition, the level of noninterest (general and administrative) expenses affects net earnings.

The operations of the Bank and the entire thrift industry are significantly affected by prevailing economic conditions, competition, and the monetary and fiscal policies of the federal government and governmental agencies. The demand for and supply of housing, competition among lenders, the level of interest rates, and the availability of funds influence lending activities. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the Bank's market area.

(dollars in thousands)

The Company may from time to time make written or oral "forward-looking statements" including statements contained in this report and in other communications by the Company which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, such as statements of the Company's plans, objectives, estimates and intentions, involve risks and uncertainties and are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of the products and services by users, including the features, pricing and quality compared to competitor's products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; acquisitions; changes in consumer spending and savings habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Critical Accounting Estimates

The consolidated financial statements include amounts that are based on informed judgments of management. These estimates and judgments are the result of management's need to estimate the effect of matters that are inherently uncertain. Therefore, actual results could vary significantly from the estimates used. Management considers the following items to be the critical accounting estimates contained in the consolidated financial statements.

Allowance for Loan Loss. The allowance for loan loss is based on management's periodic review of the loan portfolio. In evaluating the adequacy of the allowance for loan loss, management considers factors including, but not limited to, specific loan impairment, historical loss experience, the size and composition of the loan portfolio and current economic conditions. Although management believes that the allowance for loan loss is maintained at an adequate level, there can be no assurance that further additions will not exceed the estimated amounts.

Mortgage Servicing Rights. Mortgage servicing rights are capitalized and then amortized over the period of estimated servicing income. Management periodically evaluates its capitalized mortgage servicing rights for impairment. The valuation of mortgage servicing rights is based on estimated prepayment speeds, average life, estimated ancillary income, estimated costs and the discount rate. Changes in any of these factors from the estimates used may have a material effect on the valuation of the mortgage servicing rights. Although management believes that the assumptions used to determine the value of the mortgage servicing rights are reasonable, future material adjustments may be necessary if economic conditions vary from those used to estimate the value of the mortgage servicing rights.

Asset/Liability Management

Net interest income, the primary component of the Bank's net earnings, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on its net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates. These strategies include obtaining longer term fixed rate borrowings at favorable rates and, in periods of lower interest rates, the sale of all qualifying newly originated fixed rate mortgage loans to the secondary market.

The Bank's lending strategy is focused on the origination of traditional one-to-four family mortgage loans primarily secured by single family residences in the Bank's primary market area. The Bank also invests a portion of its assets in consumer, agricultural real estate and agricultural operating loans, commercial business and commercial real estate loans and investment securities as a method of reducing interest rate risk. These loans typically have higher interest rates than one-to- four family loans but have not historically resulted in greater losses for the Bank. Historically, the Bank sells higher loan to value ratio fixed rate mortgage loans and mortgage loans with original maturities of twenty years or less into the secondary market and retains adjustable rate mortgage loans and lower loan to value ratios fixed rate loans with original maturities greater than twenty years. Due to the lower than normal interest rate environment during the first half of 1999, the last half of 2000 and all of 2001 and 2002 the Bank elected to sell the majority of the fixed rate loans it originated during those time periods, regardless of the loan to value ratio or the contractual maturity. In addition, the Bank retains servicing on most of the loans that it sells, enabling it to generate additional income and maintain certain economies of scale in loan servicing.

In order to improve the Bank's interest rate sensitivity, improve asset quality, and provide diversification in the asset mix, the Bank maintains a percentage of its assets in investment securities, which generally have shorter terms to maturity. The Bank's purchase of investment securities is designed primarily for safety of principal and secondarily for rate of return.

On a weekly basis, the Bank monitors the interest rates of its competitors and sets its interest rates such that its rates are neither the highest or lowest in its market area. The Bank intends for its rates to be competitive and perhaps slightly above the average rates being paid in its market area. The Bank has sought to remain competitive in its market by offering a variety of products. The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers.

(dollars in thousands)

Net Portfolio Value

The Company measures its sensitivity to interest rate risk by using the net portfolio value (NPV) provided by the Office of Thrift Supervision (OTS). NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. The following table presents the Bank's NPV at December 31, 2002, as calculated by the OTS, based on information provided to the OTS by the Bank.

Change Interest Rates (basis points)	Estimated NPV	Amount of Change(1)	Percent of Estimated NPV(2)	NPV Ratio(3)	Change in NPV Ratio(4) (basis points)
		(Dollars in thousands)			
+300	$18,383	$(13,240)	(42)%	8.35%	-538 bp
+200	23,216	(8,407)	(27)%	10.37%	-336 bp
+100	27,790	(3,832)	(12)%	12.22%	-151 bp
--	31,623			13.73%	
-100	34,158	2,535	8%	14.63%	90 bp

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3) Calculated as the estimated NPV divided by average total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

(dollars in thousands)

	At December 31, 2002
*** Risk Measures: 200 bp rate shock ***	
Pre-Shock NPV Ratio: NPV as % of PV of Assets	13.73%
Exposure Measure: Post-Shock NPV Ratio	10.37%
Sensitivity Measure: Change in NPV Ratio	336 bp

The Bank is subject to interest rate risk and, as can be seen above, rising interest rates will reduce the Bank's NPV. During periods of increasing interest rates, the Bank's interest rate sensitive liabilities would reprice faster than its interest rate sensitive assets (repricing periods on adjustable-rate loans affect the repricing of interest rate sensitive assets, with longer repricing periods delaying the repricing of such assets more than shorter repricing periods would delay the repricing of such assets), causing a decline in the Bank's interest rate spread and margin. In times of decreasing interest rates, the value of fixed rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a positive effect on the Bank.

Average Balance Sheet (dollars in thousands)

The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. The yields for the periods presented include loan origination fees that are considered adjustments to yield. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented.

	Years Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:									
Loans receivable (1)	$ 162,622	$ 12,339	7.59%	$ 186,772	$ 15,239	8.16%	$ 184,773	$ 14,814	8.02%
Investments (2)	56,843	1,526	2.68%	28,524	1,137	3.99%	20,280	1,127	5.56%
Total interest-earning assets	219,465	13,865	6.32%	215,296	16,376	7.61%	205,053	15,941	7.77%
Noninterest earning assets	7,324			6,217			5,692		
Total assets	$ 226,789			$ 221,513			$ 210,745		
Interest bearing liabilities:									
Savings, NOW and money Market accounts	57,183	783	1.37%	46,932	1,024	2.18%	45,037	1,136	2.52%
Certificates of deposit	117,748	4,219	3.58%	123,809	6,234	5.04%	114,980	6,963	6.06%
Borrowed funds	23,000	1,245	5.41%	25,192	1,351	5.36%	25,538	1,553	6.08%
Total interest bearing liabilities	197,931	6,247	3.16%	195,933	8,609	4.39%	185,555	9,652	5.20%
Noninterest bearing liabilities	3,760			3,373			2,910		
Total liabilities	201,691			199,306			188,465		
Equity	25,098			22,207			22,280		
Total liabilities and equity	$ 226,789			$ 221,513			$ 210,745		
Net interest income		$ 7,618			$ 7,767			$ 6,289	
Interest rate spread (3)			3.16%			3.22%			2.57%
Net yield on interest earning assets (4)			3.47%			3.61%			3.07%
Ratio of average interest earning assets to average interest bearing liabilities	1.11X			1.10X			1.11X		

(1) Average balances include non-accrual loans and loans held for sale.
(2) Includes interest-bearing deposits in other financial institutions.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(dollars in thousands)

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	Years Ended December 31,							
	2002 vs. 2001				2001 vs. 2000			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
Interest Income:								
Loans receivable	$(1,970)	$(1,068)	$ 138	$(2,900)	$ 160	$ 262	$ 3	$ 425
Investments	1,129	(371)	(369)	389	458	(319)	(129)	10
Total interest-earning assets	(841)	(1,439)	(231)	(2,511)	618	(57)	(126)	435
Interest expense:								
Deposit accounts	(81)	(2,180)	5	(2,256)	583	(1,327)	(97)	(841)
Borrowed funds	(118)	13	(1)	(106)	(21)	(183)	2	(202)
Total interest-bearing liabilities	(199)	(2,167)	4	(2,362)	562	(1,510)	(95)	(1,043)
Change in net interest income	$ (642)	$ 728	$ (235)	$ (149)	$ 56	$ 1,453	$ (31)	$1,478

(dollars in thousands)

Financial Condition

Total assets decreased by $9,792 from $230,408 at December 31, 2001 to $220,616 at December 31, 2002. Loans receivable and loans held for sale decreased by $15,387 from December 31, 2001 to December 31, 2002. Due to lower interest rates on residential mortgages, management elected to sell the majority of the residential loans originated during 2002 to the secondary market. Included in the loans that were originated and sold during 2002 were loans from the Company's mortgage loan portfolio that were refinanced resulting in the decrease in loans receivable. Securities available for sale increased by $5,868 as the Company used some of the funds it received from the refinancing of its loan portfolio to purchase additional securities.

In accordance with the Bank's internal classification of assets policy, management evaluates the loan portfolio on a quarterly basis to identify and determine the adequacy of the allowance for loan losses. As of December 31, 2002 and December 31, 2001, the balance in the allowance for loan losses and the allowance for loan losses as a percentage of total loans were $908 and $952 and 0.62% and 0.59%, respectively.

Loans on which the accrual of interest had been discontinued amounted to $428 and $408 at December 31, 2002 and 2001, respectively. The effect of nonaccrual loans was not significant to the results of operations. The Company includes all loans considered impaired under FASB Statement No. 114 in nonaccrual loans. The amount of impaired loans was not material at December 31, 2002 and 2001.

Liabilities decreased by $11,443, from $206,836 at December 31, 2001 to $195,393 at December 31, 2002. This increase is primarily due to a decrease of $11,873 in deposits.

Stockholders' equity increased by $1,651 from $23,572 at December 31, 2001 to $25,223 at December 31, 2002. The increase in stockholders' equity was primarily the result of net income for 2002 of $3,340 being partially offset by the payment of $845 in cash dividends and the repurchase of 88,860 shares of treasury stock at a total cost of $1,771. Also affecting stockholders' equity was the allocation of $297 of employee stock ownership plan shares, the amortization of $81 of unearned compensation and an increase of $396 from the exercise of stock options.

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001

General. Net income decreased by $5, or 0.15% for 2002 when compared to 2001. The decrease in net income was due primarily to an in noninterest expense of $1,674 for 2002 when compared to 2001 which was not fully offset by the $1,667 increase in noninterest income.

Interest Income. Interest income decreased by $2,511, or 15.3%, for 2002 when compared to 2001. The decrease in interest income resulted from a $2,900 decrease in interest income from the Company's loan portfolio which was the result of a decrease in the average balance of the Company's loan portfolio during 2002 when compared to 2001 and, to a lesser extent, due to a general decrease in the yield on the Company's loan portfolio. Partially offsetting the decrease in interest income on the Company's loan portfolio was a $389 increase in interest income on securities and interest bearing accounts. The increase in interest income from investment securities and interest-bearing accounts was the result of an increase in the average balance of the Company's securities and interest-bearing accounts during 2002 when compared to 2001.

(dollars in thousands)

Interest Expense. Total interest expense decreased by $2,362, or 27.4%, for the year ended December 31, 2002 when compared to the year ended December 31, 2001. Interest expense on deposits decreased by $2,256, or 31.1%, during 2002 when compared to 2001 due, primarily, to a decrease in the average rate paid on deposits and, to a lesser extent, to a decrease in the average balance of deposits. Interest expense on borrowed funds decreased by $106, or 7.8%, due to a decrease in the average balance of borrowed funds during 2002 when compared to 2001.

Net Interest Income. Net interest income decreased by $149, or 1.9%, for the year ended December 31, 2002 when compared to the year ended December 31, 2001 due to the changes in interest income and interest expense described above.

Provision for Loan Losses. The provision for loan loss decreased by $157 for the year ended December 31, 2002 when compared to the year ended December 31, 2001 due, primarily, to the decrease in the Company's loan portfolio. The provision reflects management's monitoring of the allowance for loan losses in relation to the size and quality of the loan portfolio and adjusts the provision for loan losses to adequately provide for loan losses. Management determines the amounts of the allowance for loan losses in a systematic manner that includes self-correcting policies that adjust loss estimation methods on a periodic basis. While the Company maintains its allowance for loan losses at a level that is considered to be adequate to provide for potential losses, there can be no assurance that further additions will not be made to the loss allowance and that losses will not exceed estimated amounts.

Noninterest Income. Noninterest income increased by $1,667, or 38.9%, for 2002 when compared to 2001 primarily due to an increase in the gain on sale of loans originated for sale and, to a lesser extent, loan origination and commitment fees. Market conditions during 2002 when compared to 2001 allowed the Company to obtain a more favorable price on the loans sold to the secondary market. These increased prices and an increase in the volume of loans sold to the secondary market are the primary reasons for the increase in the gain on sale of loans originated for sale.

Noninterest Expense. Noninterest expense increased by $1,674, or 27.1%, for the year ended December 31, 2002 when compared to the year ended December 31, 2001 primarily due to increases in the amortization and valuation adjustments for mortgage servicing rights and compensation and benefits. The amortization and valuation adjustments for mortgage servicing rights increased by $1,070 primarily due to a $660 valuation adjustment that the Company realized during 2002. The increase in compensation and benefits resulted from annual compensation adjustments and increases in commissions paid to loan officers for the origination of loans.

Income Tax Expense. Income tax expense remained relatively constant for 2002 when compared to 2001.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

General. Net income increased by $1,580, or 89.5% for 2001 when compared to 2000. The increase in net income was primarily due to an increase of $2,509 in noninterest income and an increase of $1,478 in net interest income for 2001 when compared to 2000. Partially offsetting the increases in noninterest income and net interest income were increases of $1,120 and $1,107 in noninterest expense and income tax expense, respectively.

(dollars in thousands)

Interest Income. Interest income increased by $435, or 2.7%, for the year ended December 31, 2001 when compared to the year ended December 31, 2000 primarily due to an increase of $425 in interest income from the Company's loan portfolio. The increase in interest income from loans was primarily the result of an increase in the average yield of the loan portfolio during 2001 when compared to 2000. To a lesser extent, an increase in the average amount of the loan portfolio also contributed to the increase in interest income from the loan portfolio. Also contributing to the increase in interest income was an increase in interest income from investments which was due to an increase in the average amount of the investment portfolio during 2001 when compared to 2000.

Interest Expense. Total interest expense decreased by $1,043, or 10.8%, for the year ended December 31, 2001 when compared to the year ended December 31, 2000. Interest expense on deposits decreased by $841, or 10.4%, during 2001 when compared to 2000 primarily due to a decrease in the average rate paid on deposits. Interest expense on borrowed funds decreased by $202 during 2001 when compared to 2000 primarily due to a decrease in the average cost of borrowed funds during 2001 when compared to 2000.

Net Interest Income. Net interest income increased by $1,478, or 23.5%, for the year ended December 31, 2001 when compared to the year ended December 31, 2000 due to the changes in interest income and interest expense described above.

Provision for Loan Losses. The provision for loan loss was increased by $180 for the year ended December 31, 2001. There was no increase in the provision for loan loss for the year ended December 31, 2000. Net loans charged off were $61 and $24 in the years ended December 31, 2001 and 2000, respectively, primarily from the Company's installment loan portfolio. Classified loans were 1.08% and 0.67% of total loans at December 31, 2001 and 2000, respectively. Nonaccrual loans were $408 and $363 at December 31, 2001 and 2000, respectively. The provision reflects management's monitoring of the allowance for loan losses in relation to the size and quality of the loan portfolio and adjusts the provision for loan losses to adequately provide for loan losses. Management determines the amounts of the allowance for loan losses in a systematic manner that includes self-correcting policies that adjust loss estimation methods on a periodic basis. While the Company maintains its allowance for loan losses at a level that is considered to be adequate to provide for potential losses, there can be no assurance that further additions will not be made to the loss allowance and that losses will not exceed estimated amounts.

Noninterest Income. Noninterest income increased by $2,509, or 140.9%, for 2001 when compared to 2000 primarily due to increases in the gain on sale of loans originated for sale and loan origination and commitment fees. Due to low interest rates on residential mortgage loans during 2001, the Company sold to the secondary market a larger volume of loans during 2001 when compared to 2000, resulting in increases in the gain on sale of loans originated for sale and loan origination and commitment fees recognized immediately in income.

Noninterest Expense. Noninterest expense increased by $1,120, or 22.2%, for the year ended December 31, 2001 when compared to the year ended December 31, 2000 primarily due to an increase in compensation and benefits and to an increase in other noninterest expense. The increase in compensation and benefits resulted from annual compensation adjustments and increases in commissions paid to loan officers for the origination of loans. Also affecting compensation and benefits was an increase in the Employee Stock Ownership Plan expense that resulted from the appreciation of the Company's stock and an increase in the amortization of Management Stock Bonus Plan awards. The increase in other noninterest expense resulted primarily from an increase in the amortization of mortgage servicing rights.

(dollars in thousands)

Income Tax Expense. Income tax expense increased by $1,107 for 2001 when compared to 2000. This increase is proportionate to the increase in income before income taxes for 2001 when compared to 2000.

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits, amortization and prepayment of loans, maturities of investment securities and funds provided from operations. While scheduled loan repayments are a relatively predictable source of funds, deposit flows and loan prepayments are significantly influenced by general interest rates, economic conditions and competition. If needed, the Bank's primary source of funds can be supplemented by wholesale funds obtained through additional advances from the Federal Home Loan Bank system. The Bank invests excess funds in overnight deposits, which not only serve as liquidity, but also earn interest income until funds are needed to meet required loan funding.

The Bank's most liquid asset is cash, including investments in interest bearing accounts at the FHLB of Des Moines that have no withdrawal restrictions. The levels of these assets are dependent on the Bank's operating, financing and investing activities during any given period. At December 31, 2002 and 2001, the Bank's noninterest bearing cash was $1,393 and $1,240, respectively.

Also available to the Bank to meet liquidity requirements are borrowings from the Federal Home Loan Bank. At December 31, 2002, the Bank had $23,000 in outstanding advances from the FHLB of Des Moines, which have been used to fund loan originations. At December 31, 2002, the Bank had the ability to borrow approximately 2.04 times its then outstanding advances.

On December 21, 2000, the Company approved a stock buy back program in which up to 125,000 shares of the common stock of the Company could be acquired. During 2001 and 2002 the Company bought 116,140 shares and 8,860 shares, respectively, which completed this buy back program. During 2002 the Company approved stock buy back programs in which up to 120,000 shares of the common stock of the Company could be acquired. During 2002 the Company bought 80,000 shares of its common stock under these buy back programs.

The Bank is required to maintain specified amounts of capital. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At December 31, 2002, the Bank's tangible capital totaled $19,245, or 8.92% of adjusted total assets, and core capital totaled $19,245, or 8.92% of adjusted total assets, which substantially exceeded the respective 1.5% tangible capital and 4.0% core capital requirements at that date by $16,009 and $10,616, respectively, or 7.42% and 4.92% of adjusted total assets, respectively. The Bank's risk-based capital totaled $20,153 at December 31, 2002 or 14.72% of risk-weighted assets, which exceeded the current requirements of 8.0% of risk-weighted assets by $9,197 or 6.72% of risk-weighted assets.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Off Balance Sheet Arrangements and Contractual Obligations

The Company has no off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Impact of New Accounting Standards

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123". SFAS 148 amends SASF 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transition guidance and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 – "Accounting for Stock Issued to Employees". Accordingly, the adoption of SFAS 148 had no material effect on the Company's financial position, results of operations, or cash flows.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Wells Financial Corp. and Subsidiary
Wells, Minnesota

We have audited the accompanying consolidated statements of financial condition of **Wells Financial Corp. and Subsidiary** as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Wells Financial Corp. and Subsidiary** as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Rochester, Minnesota
January 31, 2003

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001
(dollars in thousands)

ASSETS	2002	2001
Cash, including interest-bearing accounts		
2002 $35,178; 2001 $36,830	$ 36,571	$ 38,070
Certificates of deposit (Note 2)	200	200
Securities available for sale (Note 3)	19,856	13,988
Federal Home Loan Bank Stock, at cost (Note 10)	1,875	1,875
Loans held for sale (Note 5)	9,695	10,155
Loans receivable, net of allowance for loan losses of $908 in 2002		
and $952 in 2001 (Notes 5, 10, 16 and 17)	145,586	160,513
Accrued interest receivable	1,387	1,529
Premises and equipment (Note 8)	2,975	1,801
Foreclosed real estate (Note 7)	209	252
Mortgage servicing rights, net (Note 6)	2,179	1,850
Other assets	83	175
Total assets	$ 220,616	$ 230,408

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Liabilities		
Deposits (Note 9)	$ 169,126	$ 180,999
Borrowed funds (Note 10)	23,000	23,000
Advances from borrowers for taxes and insurance (Note 6)	1,347	1,371
Deferred income taxes (Note 11)	1,376	1,224
Accrued interest payable	50	75
Accrued expenses and other liabilities	494	167
Total liabilities	195,393	206,836
Commitments, contingencies and credit risk (Notes 15, 16, and 17)		
Stockholders' Equity (Notes 12 and 14)		
Preferred stock, no par value; 500,000 shares authorized;		
none outstanding	-	-
Common stock, $.10 par value; 7,000,000 shares		
authorized; 2,187,500 shares issued	219	219
Additional paid-in capital	16,985	16,932
Retained earnings, substantially restricted	24,287	21,792
Accumulated other comprehensive income	746	745
Unearned Employee Stock Ownership Plan shares	(29)	(155)
Unearned compensation-restricted stock awards	(138)	(128)
Less cost of treasury stock, 2002 1,062,435 shares;		
2001 1,022,399 shares	(16,847)	(15,833)
Total stockholders' equity	25,223	23,572
Total liabilities and stockholders' equity	$ 220,616	$ 230,408

See Notes to Consolidated Financial Statements.

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands, except per share data)

	2002	2001	2000
Interest and Dividend Income			
Loans receivable:			
First mortgage loans	$ 9,153	$ 11,658	$ 11,532
Consumer and other loans	3,186	3,581	3,282
Investment securities and interest-bearing deposits	1,526	1,137	1,127
Total interest income	13,865	16,376	15,941
Interest Expense			
Deposits	5,002	7,258	8,099
Borrowed funds	1,245	1,351	1,553
Total interest expense	6,247	8,609	9,652
Net interest income	7,618	7,767	6,289
Provision for loan losses (Note 5)	23	180	-
Net interest income after provision for loan losses	7,595	7,587	6,289
Noninterest Income			
Gain on sale of loans	2,229	1,150	166
Loan origination and commitment fees	1,696	1,457	211
Loan servicing fees	661	464	401
Insurance commissions	405	410	387
Fees and service charges	892	774	442
Gain on sale of securities, net (Note 3)	-	-	122
Other	74	35	52
Total noninterest income	5,957	4,290	1,781
Noninterest Expenses			
Compensation and benefits (Note 14)	3,540	3,025	2,619
Occupancy and equipment (Note 15)	885	856	819
Data processing	446	403	357
Advertising	236	213	224
Amortization and valuation adjustments for mortgage servicing rights (Note 6)	1,453	383	152
Other	1,289	1,295	884
Total noninterest expenses	7,849	6,175	5,055
Income before income taxes	5,703	5,702	3,015
Income tax expense (Note 11)	2,363	2,357	1,250
Net income	$ 3,340	$ 3,345	$ 1,765
Earnings per share (Note 13):			
Basic	$ 2.84	$ 2.91	$ 1.41
Diluted	$ 2.75	$ 2.79	$ 1.39

See Notes to Consolidated Financial Statements.

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands)

	Comprehensive Income	Common Stock	Additional Paid-In Capital
Balances, December 31, 1999		$ 219	$ 16,939
Comprehensive Income:			
Net income	$ 1,765	-	-
Other comprehensive income, net of tax:			
Unrealized gains on securities, net of related taxes	43	-	-
Comprehensive income	$ 1,808		
Treasury stock purchases, 198,100 shares (Note 12)		-	-
Cash dividends declared ($.61 per share)		-	-
Amortization of unearned compensation		-	-
Options exercised, 700 options, (Note 14)		-	(3)
Award of management stock bonus plan shares, 24,335 shares, (Note 14)		-	8
Allocated ESOP shares		-	67
Balances, December 31, 2000		219	17,011
Comprehensive Income:			
Net income	$ 3,345	-	-
Other comprehensive income, net of tax:			
Unrealized gains on securities, net of related taxes	47	-	-
Comprehensive income	$ 3,392		
Treasury stock purchases, 116,140 shares (Note 12)		-	-
Cash dividends declared ($0.64 per share)		-	-
Amortization of unearned compensation		-	-
Options exercised, 41,192 options (Note 14)		-	(211)
Allocated ESOP shares		-	132
Balances, December 31, 2001		$ 219	$ 16,932
Comprehensive Income:			
Net income	$ 3,340	-	-
Other comprehensive income, net of tax:			
Unrealized gains on securities, net of related taxes	1	-	-
Comprehensive income	$ 3,341		
Treasury stock purchases, 88,860 shares (Note 12)		-	-
Cash dividends declared ($0.72 per share)		-	-
Amortization of unearned compensation		-	-
Options exercised, 54,364 options (Note14)		-	(293)
Award of management stock bonus plan shares, 4,375 shares (Note 14)		-	23
Tax benefit related to exercised options		-	152
Allocated ESOP shares		-	171
Balances, December 31, 2002		$ 219	$ 16,985

See Notes to Consolidated Financial Statements.

Retained Earnings	Accumulated Other Comprehensive Income	Unearned Employee Stock Ownership Plan Shares	Unearned Compensation - Restricted Stock Awards	Treasury Stock	Total Stockholders' Equity
$ 18,189	$ 655	$ (435)	$ (27)	$ (12,083)	$ 23,457
1,765	-	-	-	-	1,765
-	43	-	-	-	43
-	-	-	-	(2,410)	(2,410)
(772)	-	-	-	-	(772)
-	-	-	39	-	39
-	-	-	-	10	7
-	-	-	(249)	241	-
-	-	145	-	-	212
19,182	698	(290)	(237)	(14,242)	22,341
3,345	-	-	-	-	3,345
-	47	-	-	-	47
-	-	-	-	(2,006)	(2,006)
(735)	-	-	-	-	(735)
-	-	-	109	-	109
-	-	-	-	415	204
-	-	135	-	-	267
$ 21,792	$ 745	$ (155)	$ (128)	$ (15,833)	$ 23,572
3,340	-	-	-	-	3,340
-	1	-	-	-	1
-	-	-	-	(1,771)	(1,771)
(845)	-	-	-	-	(845)
-	-	-	81	-	81
-	-	-	-	689	396
-	-	-	(91)	68	-
-	-	-	-	-	152
-	-	126	-	-	297
$ 24,287	$ 746	$ (29)	$ (138)	$ (16,847)	$ 25,223

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands)

	2002	2001	2000
Cash Flows From Operating Activities			
Net income	$ 3,340	$ 3,345	$ 1,765
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan losses	23	180	-
Gain on sale of loans	(2,229)	(1,150)	(166)
Gain on sale of securities	-	-	(122)
Amortization and valuation adjustments for mortgage servicing rights	1,453	383	152
Compensation on allocation of ESOP shares	297	267	212
Amortization of unearned compensation	81	109	39
Tax benefit from exercised options	152	-	-
Loss on sale of foreclosed real estate	6	-	1
Write-down of foreclosed real estate	30	-	-
Gain on premises and equipment	-	-	(12)
Deferred income taxes	151	338	62
Depreciation and amortization on premises and equipment	244	237	278
Amortization of deferred loan origination fees	(165)	(240)	(116)
Amortization of excess servicing fees	16	7	10
Amortization of securities premiums and discounts	27	1	-
Loans originated for sale	(151,422)	(123,439)	(21,067)
Proceeds from the sale of loans held for sale	152,329	114,978	19,573
Changes in assets and liabilities:			
Accrued interest receivable	142	381	(560)
Other assets	76	(76)	(161)
Accrued expenses and other liabilities	302	(100)	(28)
Net cash provided by (used in) operating activities	4,853	(4,779)	(140)

(Continued)

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands)

	2002	2001	2000
Cash Flows From Investing Activities			
Net (increase) decrease in loans	$ 14,792	$ 30,492	$ (18,175)
Certificates of deposit:			
Maturities	200	1,500	400
Purchases	(200)	(1,500)	(200)
Purchase of securities available for sale	(18,286)	(8,944)	(7,177)
Proceeds from sales, maturities and calls of securities available for sale	12,393	9,383	8,118
Securities held to maturity:			
Maturities and calls	-	-	1,139
Purchase of premises and equipment	(1,418)	(205)	(553)
Proceeds from the disposal of premises and equipment	-	-	12
Proceeds from the sale and redemption of foreclosed real estate	292	-	93
Investment in foreclosed real estate	(8)	(6)	-
Net cash provided by (used in) investing activities	7,765	30,720	(16,343)
Cash Flows From Financing Activities			
Net increase (decrease) in deposits	(11,873)	17,417	6,598
Net increase (decrease) in advances from borrowers for taxes and insurance	(24)	143	(34)
Options exercised	396	204	7
Proceeds from borrowed funds	-	-	46,600
Repayments on borrowed funds	-	(10,500)	(30,100)
Purchase of treasury stock	(1,771)	(2,006)	(2,410)
Dividends paid	(845)	(735)	(772)
Net cash provided by (used in) financing activities	(14,117)	4,523	19,889
Net increase (decrease) in cash	(1,499)	30,464	3,406
Cash			
Beginning	38,070	7,606	4,200
Ending	$ 36,571	$ 38,070	$ 7,606

(Continued)

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands)

	2002	2001	2000
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest on deposits	$ 5,027	$ 7,281	$ 8,101
Interest on borrowed funds	1,245	1,382	1,538
Income taxes	1,942	2,100	1,119
Supplemental Schedule of Noncash Investing and Financing Activities:			
Other real estate acquired in settlement of loans	$ 277	$ 192	$ 93
Transfer of securities classified as held to maturity to available for sale	-	-	12,601
Allocation of ESOP shares to participants	126	135	145
Net change in unrealized gains on securities available for sale	1	47	43

See Notes to Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Wells Financial Corp., its wholly owned subsidiary, Wells Federal Bank, fsb., and the Bank's wholly owned subsidiaries, Wells Insurance Agency, Inc. and Greater Minnesota Mortgage, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of operations: Operations of Wells Financial Corp. (Company) primarily consist of banking services through Wells Federal Bank, fsb (Bank). Wells Insurance Agency, Inc., is a property and casualty insurance agency. Greater Minnesota Mortgage, Inc., is a mortgage banking company that originates loans through referrals from commercial banks. The Company serves its customers through the Bank's eight locations in South Central Minnesota.

Use of estimates: In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the reporting period. Actual results could differ from those estimates. Two material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Management believes that the allowances for losses on loans are adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Mortgage servicing rights are subject to change based primarily on changes in the mix of loans, interest rates, prepayment speeds, or default rates from the estimates used in the valuation of the mortgage servicing rights. Such changes may have a material effect on the amortization and valuation of mortgage servicing rights. Although management believes that the assumptions used to evaluate the mortgage servicing rights for impairment are reasonable, future adjustment may be necessary if future economic conditions differ substantially from the economic assumptions used to determine the value of the mortgage servicing rights.

Comprehensive income: Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America bypass reported net income. The Company includes unrealized gains or losses, net of tax, on securities available for sale in other comprehensive income.

Segment disclosures: Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the Company in deciding how to allocate resources and assessing performance. Public companies are required to report certain financial information about operating segments in interim and annual financial statements. Management evaluates the operations of the Company as one operating segment, community banking, due to the materiality of the community banking operation to the Company's financial condition and results of operations, taken as a whole, and as a result separate segment disclosures are not required. The Company offers the following products and services to customers: deposits, loans and mortgage banking. Revenues for each of these products and services are disclosed separately in the Consolidated Statements of Income.

Note 1. **Summary of Significant Accounting Policies (Continued)**

Cash, cash equivalents and cash flows: For the purpose of reporting cash flows, cash includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from loans and deposits are reported net.

Federal Home Loan Bank stock: The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value.

Securities available for sale: Securities classified as available for sale includes all equity securities, except for FHLB stock, and those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.

Securities available for sale are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as a net amount in accumulated other comprehensive income. Amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual securities below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Loans held for sale: Loans held for sale are those loans the Company has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans after allocating cost to servicing rights retained. All sales are made without recourse.

Loans receivable: The Company generally originates single-family residential loans within its primary lending area of South Central Minnesota. These loans are secured by the underlying properties. The Company is also active in originating agricultural real estate, commercial real estate, commercial operating and secured consumer loans, primarily automobile and home equity loans.

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal, reduced by an allowance for loan losses and net deferred origination fees. Interest is accrued daily on the outstanding balances.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts over the contractual life of the related loans, adjusted for estimated prepayments based on the Company's historical prepayment experience.

Note 1. Summary of Significant Accounting Policies (Continued)

The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. Accrual of interest is discontinued when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Interest on these loans is recognized only when actually paid by the borrower if collection of principal is likely to occur. Accrual of interest is generally resumed when, in management's judgment, the borrower has demonstrated the ability to make all periodic interest and principal payments.

Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is impaired when it is probable, based on current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis for commercial and construction loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Loan origination fees and related costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Company's historical prepayment experience.

*Note 1. **Summary of Significant Accounting Policies (Continued)***

Loan servicing: The Company generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income. Mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceeds their fair value.

Foreclosed real estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell at the date of foreclosure. Costs relating to improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Valuations are periodically performed by management and charge-offs to operations are made if the carrying value of a property exceeds its estimated fair value less estimated costs to sell.

Premises and equipment: Land is carried at cost. Bank premises, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Bank premises and furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 10 to 40 years for bank premises and 3 to 7 years for furniture, fixtures and equipment. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases, generally 7 to 10 years.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share: Earnings per basic common share are computed based upon the weighted average number of common shares outstanding during each year. Dilutive per share amounts assume conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase income per common share.

Employee Stock Plans: At December 31, 2002, the Company has three stock-based compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, *Accounting for Stock-Based Compensation)*:

(dollars in thousands)

Note 1. Summary of Significant Accounting Policies (Continued)

	Years Ended December 31,		
	2002	2001	2000
Net income:			
As reported	$ 3,340	$ 3,345	$ 1,765
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(28)	(42)	(23)
Pro forma	$ 3,312	$ 3,303	$ 1,742
Basic earnings per share:			
As reported	$ 2.84	$ 2.91	$ 1.41
Pro forma	2.81	2.87	1.39
Diluted earnings per share:			
As reported	$ 2.75	$ 2.79	$ 1.39
Pro forma	2.74	2.78	1.38

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash: The carrying amounts reported for cash and interest-bearing accounts approximate their fair values.

Certificates of deposit: The carrying amounts reported for certificate of deposits approximate their fair values.

Securities: Fair values for securities available for sale and securities held to maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, except for stock in the Federal Home Loan Bank for which fair value is assumed to be equal to cost.

Federal Home Loan Bank stock: The carrying amount approximates fair value.

Loans held for sale: Fair values are based on quoted market prices of similar loans sold on the secondary market.

Loans and accrued interest receivable: For variable-rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

Mortgage servicing rights: Fair values are estimated using discounted cash flows based on current market rates and conditions.

Note 1. Summary of Significant Accounting Policies (Continued)

Deposits and other liabilities: The fair values disclosed for demand deposits and savings accounts are, by definition, equal to their carrying amounts, which represent the amounts payable on demand. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on those certificates. The carrying amounts of advances by borrowers for taxes and insurance and accrued interest payable approximate their fair values.

Borrowed funds: The fair value of long term fixed rate borrowed funds is estimated by using a discounted cash flow analysis based on current incremental borrowing rates for similar types of borrowing arrangements.

Off-statement of financial condition instruments: Since the majority of the Company's off-statement of financial condition instruments consist of non fee-producing, variable rate commitments, the Company has determined they do not have a distinguishable fair value.

Note 2. Certificates of Deposit

Certificates of deposit with a carrying value of $200 at December 31, 2002 and 2001, had weighted average yields of 1.6% and 3.3%, respectively, and contractual maturities of less than one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

Note 3. Securities Available for Sale

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government corporations and agencies	$ 18,188	$ 289	$ (4)	$ 18,473
Obligations of states and political subdivisions	393	45	-	438
FHLMC stock	16	929	-	945
	$ 18,597	$ 1,263	$ (4)	$ 19,856

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government corporations and agencies	$ 12,295	$ 265	$ (57)	$ 12,503
Obligations of states and political subdivisions	421	17	-	438
FHLMC stock	16	1,031	-	1,047
	$ 12,732	$ 1,313	$ (57)	$ 13,988

(dollars in thousands)

Note 3. **Securities Available for Sale (Continued)**

Contractual maturities: The scheduled maturities of securities available for sale at December 31, 2002 were as follows:

	Amortized Cost	Fair Value
Due in one year or less	$ 24	$ 20
Due in one to five years	18,557	18,891
	18,581	18,911
Equity securities	16	945
	$ 18,597	$ 19,856

Equity securities do not have contractual maturities.

Realized gains and losses: Sales of securities available for sale for the year ended December 31, 2000 of $8,118 resulted in $262 of gross realized losses and $384 of gross realized gains. There were no sales of securities during the years ended December 31, 2002 and 2001.

Changes in other comprehensive income - unrealized gains on securities available for sale:

	Years Ended December 31,		
	2002	2001	2000
Balance, beginning	$ 745	$ 698	$ 655
Unrealized gains during the year	2	78	194
Reclassification adjustment for net (gain) realized in net income	-	-	(122)
Deferred tax effect relating to unrealized appreciation	(1)	(31)	(29)
Balance, ending	$ 746	$ 745	$ 698

Securities with a carrying value of $2,016 and $1,998 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

(dollars in thousands)

Note 4. Securities Held to Maturity

On August 17, 2000, the Company transferred all securities classified as held to maturity to available for sale. The securities were transferred to allow more flexibility in managing the Company's assets. The carrying value and fair value of the securities on the date of transfer was $12,601 and $12,193 respectively. Immediately following the transfer, securities with a fair value of $7,989 were sold at a loss of $262.

Note 5. Loans Receivable and Loans Held for Sale

Composition of loans receivable:

	December 31, 2002	December 31, 2001
First mortgage loans (principally conventional):		
Secured primarily by one-to-four family residences	$ 50,765	$ 77,919
Secured by other properties, primarily agricultural real estate	52,397	41,994
Construction	4,830	2,185
Total first mortgage loans	107,992	122,098
Consumer and other loans:		
Home equity, home improvement and second mortgages	22,826	26,228
Agricultural and commercial operating loans	5,917	3,591
Vehicle loans	5,687	4,914
Other	4,292	4,949
Total consumer and other loans	38,722	39,682
Total loans	146,714	161,780
Less:		
Net deferred loan origination fees	(220)	(315)
Allowance for loan losses	(908)	(952)
Loan receivable, net	$ 145,586	$ 160,513

(dollars in thousands)

Note 5. Loans Receivable and Loans Held for Sale (Continued)

Allowance for loan losses:

	Years Ended December 31,		
	2002	2001	2000
Balance, beginning	$ 952	$ 833	$ 857
Provision for loan losses	23	180	-
Loans charged off	(86)	(89)	(49)
Recoveries	19	28	25
Balance, ending	$ 908	$ 952	$ 833

Nonaccrual and impaired loans: Loans on which the accrual of interest has been discontinued totaled $428, $408, and $363 at December 31, 2002, 2001 and 2000, respectively. The effect of nonaccrual loans was not significant to the results of operations. The amount of impaired loans was not material during the years ended December 31, 2002, 2001 and 2000.

Past due loans: The amount of loans past due ninety days or more and still accruing interest amounted to $250 and $224 at December 31, 2002 and 2001, respectively.

Related party loans: The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates (related parties). The aggregate amounts of loans to such related parties at December 31, 2002 and 2001 were $367 and $428, respectively. During 2002, new loans to such related parties were $113 and repayments were $174.

Loans held for sale: As of December 31, 2002 and 2001, the Company's loans held for sale were $9,695 and $10,155, respectively, and consisted of one-to-four family residential real estate loans. Outstanding commitments to sell loans at December 31, 2002 were $9,695.

Note 6. Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans as of December 31, 2002 and 2001 were $307,324 and $229,870, respectively, and consist of one-to-four family residential real estate loans. These loans are serviced primarily for the Federal Home Loan Mortgage Corporation.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers for taxes and insurance, were $1,054 and $943 at December 31, 2002 and 2001, respectively.

(dollars in thousands)

Note 6. Loan Servicing (Continued)

Mortgage servicing rights, net of valuation allowance, are summarized as follows:

	2002	2001
Balance at beginning of year, net	$ 1,850	$ 822
Mortgage servicing rights capitalized	1,782	1,411
Amortization expense	(793)	(383)
Valuation allowance	(660)	-
Balance at end of year, net	$ 2,179	$ 1,850

The fair values of capitalized mortgage servicing rights were $2,179 and $1,868 at December 31, 2002 and 2001, respectively. The key economic assumptions used in determining the fair value of mortgage servicing rights at December 31, 2002 are as follows:

Prepayment speed (annual CPR)	19.6%
Weighted average life (years)	4.6
Discount rate	8.0%

Note 7. *Foreclosed Real Estate*

The Company had investments in real estate acquired through foreclosure or deeded to the Company in lieu of foreclosure of $209 and $252 as of December 31, 2002 and 2001, respectively. No allowances for losses on foreclosed real estate were required at these dates.

Note 8. Premises and Equipment

Premises and equipment are summarized as follows:

	December 31,	
	2002	2001
Land	$ 244	$ 79
Buildings and improvements	2,868	1,918
Leasehold improvements	111	107
Furniture, fixtures and equipment	1,671	1,443
	4,894	3,547
Less accumulated depreciation and amortization	1,919	1,746
	$ 2,975	$ 1,801

(dollars in thousands)

Note 9. Deposits

Composition of deposits:

	December 31,	
	2002	2001
Demand deposits, noninterest bearing	$ 4,319	$ 3,889
NOW and money market accounts	34,744	28,984
Savings accounts	22,355	20,237
Certificates of deposit	107,708	127,889
	$ 169,126	$ 180,999

The aggregate amount of certificates of deposit over $100 was $9,564 and $12,788 at December 31, 2002 and 2001, respectively.

A summary of scheduled maturities of certificates of deposit is as follows:

Years Ending December 31,	
2003	$ 79,472
2004	13,211
2005	10,241
2006	4,784
	$ 107,708

Note 10. Borrowed Funds

Maturities of advances from the Federal Home Loan Bank (FHLB) at December 31 are as follows:

	2002	2001
Fixed-rate advances (with rates ranging from 4.77% to 5.71%)		
Due from five to ten years	$ 23,000	$ 23,000

All advances are subject to various prepayment, call, and conversion provisions.

The advances are collateralized by FHLB stock and first mortgage loans with balances exceeding 120% of the amount of the advances.

(dollars in thousands)

Note 11. Income Tax Matters

The Company and its subsidiary file consolidated federal income tax returns. The Company is allowed bad debt deductions based on actual charge-offs.

The components of income tax expense are as follows:

	Years Ended December 31,		
	2002	2001	2000
Federal:			
Current	$ 1,659	$ 1,530	$ 886
Deferred	115	256	47
	1,774	1,786	933
State:			
Current	553	489	302
Deferred	36	82	15
	589	571	317
Total	$ 2,363	$ 2,357	$ 1,250

Total income tax expense differed from the amounts computed by applying the statutory U.S. Federal income tax rates to income before income taxes as a result of the following:

	Years Ended December 31,		
	2002	2001	2000
Computed "expected" tax expense	$ 1,996	$ 1,996	$ 1,055
State income taxes, net of federal benefit	369	368	195
Effect of graduated rates	(57)	(57)	(30)
Other	55	50	30
Income tax expense	$ 2,363	$ 2,357	$ 1,250

(dollars in thousands)

Note 11. Income Tax Matters (Continued)

The net deferred tax liability included in liabilities in the accompanying statements of financial condition includes the following amounts of deferred tax assets and liabilities:

	December 31,	
	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 367	$ 385
Management stock bonus plan	46	35
Accrued compensation	16	12
Other	23	34
	452	466
Less valuation allowance	-	-
Total deferred tax assets	452	466
Deferred tax liabilities:		
Premises and equipment	149	125
Securities available for sale	513	511
FHLB stock dividends	189	189
Mortgage servicing rights	882	749
Deferred loan origination fees	49	102
Other	46	14
Total deferred tax liabilities	1,828	1,690
Net deferred tax liability	$ (1,376)	$ (1,224)

Retained earnings at December 31, 2002 and 2001 include approximately $1,839 related to the pre-1987 allowance for loan losses for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Bank no longer qualifies as a bank or in the event of a liquidation of the Bank, income would be created for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount for financial statement purposes was approximately $736 at December 31, 2002 and 2001.

Note 12. Stockholders' Equity, Regulatory Capital and Dividend Restrictions

The Company has initiated several stock buy back programs. Shares totaling 88,860, 116,140, and 198,100 were purchased during the years ended December 31, 2002, 2001 and 2000, respectively.

On January 28, 2003, the Company declared a dividend of $.20 per common share payable on February 24, 2003 to stockholders of record as of February 10, 2003. The scheduled dividend is approximately $225.

Note 12. Stockholders' Equity, Regulatory Capital and Dividend Restrictions (Continued)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Office of Thrift Supervision categorized the Bank as "well capitalized" under the regulatory framework for Prompt Corrective Action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Bank's category.

(dollars in thousands)

Note 12. Stockholders' Equity, Regulatory Capital and Dividend Restrictions (Continued)

The following table summarizes the Bank's compliance with its regulatory capital requirements:

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2002:	Amount	Percent	Amount	Percent	Amount	Percent
Tier 1 (core) capital (to adjusted total assets)	$ 19,245	8.92%	$ 8,629	4.00%	$ 10,786	5.00%
Risk-based capital (to risk-weighted assets)	20,153	14.72	10,956	8.00	13,696	10.00
Tangible (capital to tangible assets)	19,245	8.92	3,236	1.50	N/A	N/A
Tier 1 (core) capital (to risk-weighted assets)	19,245	14.05	N/A	N/A	8,217	6.00
As of December 31, 2001:						
Tier 1 (core) capital (to adjusted total assets)	$ 18,474	8.16%	$ 9,052	4.00%	$ 11,316	5.00%
Risk-based capital (to risk-weighted assets)	19,425	13.63	11,403	8.00	14,254	10.00
Tangible capital (to tangible assets)	18,474	8.16	3,395	1.50	N/A	N/A
Tier 1 (core) capital (to risk-weighted assets)	18,474	12.96	N/A	N/A	8,552	6.00

Under current regulations, the Bank is not permitted to pay dividends on its stock if its regulatory capital would reduce below (i) the amount required for the liquidation account established to provide a limited priority claim to the assets of the Bank to certain qualifying depositors who had deposits at the Bank and who continue to maintain those deposits after its conversion from a Federal mutual savings and loan association to a Federal stock savings bank pursuant to its Plan of Conversion (Plan) adopted October 19, 1994, or (ii) the Bank's regulatory capital requirements. As a "Tier 1" institution (an institution with capital in excess of its capital requirements, both immediately before the proposed capital distribution and after giving effect to such distribution), after a 30 day notice the Bank may make capital distributions without the prior consent of the Office of Thrift Supervision in any calendar year. However, without consent, capital distributions during a calendar year must not exceed the net income of the Bank during the calendar year plus retained net income for the preceding two years. The Bank declared dividends of $2,020 and $2,186 to the Company during the years ended December 31, 2002 and 2001, respectively.

Note 13. Earnings Per Share (dollars in thousands, except per share data)

A reconciliation of the income and common stock share amounts used in the calculation of basic and diluted earnings per share follows:

	For the Year Ended December 31, 2002		
	Income	Shares	Per Share Amount
Basic EPS			
Net income	$ 3,340	1,177,027	$ 2.84
Effect of Dilutive Securities			
Stock options	-	36,099	
Diluted EPS			
Net income plus assumed conversions	$ 3,340	1,213,126	$ 2.75

	For the Year Ended December 31, 2001		
	Income	Shares	Per Share Amount
Basic EPS			
Net income	$ 3,345	1,150,640	$ 2.91
Effect of Dilutive Securities			
Stock options	-	47,766	
Diluted EPS			
Net income plus assumed conversions	$ 3,345	1,198,406	$ 2.79

	For the Year Ended December 31, 2000		
	Income	Shares	Per Share Amount
Basic EPS			
Net income	$ 1,765	1,252,008	$ 1.41
Effect of Dilutive Securities			
Stock options	-	18,058	
Diluted EPS			
Net income plus assumed conversions	$ 1,765	1,270,066	$ 1.39

Note 14. Employee Benefit Plans

Defined Contribution 401(k) Plan: The Bank provides a 401(k) plan which covers substantially all of the Bank's employees who are eligible as to age and length of service. A participant may elect to make contributions of up to 15 percent of the participant's annual compensation. At the discretion of the Board of Directors, the Bank may make matching and other contributions to the plan. No contributions were made by the Bank for the years ended December 31, 2002, 2001 and 2000.

(dollars in thousands)

Note 14. Employee Benefit Plans (Continued)

Employee Stock Ownership Plan: An Employee Stock Ownership Plan (ESOP) was adopted on April 11, 1995 covering all full-time employees of the Company who have attained age 21 and completed one year of service during which they work at least 1,500 hours.

The Company makes annual contributions to the ESOP equal to the ESOP's debt service. The ESOP's debt was incurred when the Company loaned the ESOP $1,120 which was used by the ESOP to purchase common stock of the Company. All dividends received by the ESOP on unallocated shares are used to pay additional principal on the debt. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to employees based on the proportion of debt service paid in the year. The shares pledged as collateral are deducted from stockholders' equity as unearned ESOP shares in the accompanying statement of financial condition. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as compensation expense.

Compensation expense for the ESOP was $297, $267 and $212 for the years ended December 31, 2002, 2001 and 2000, respectively.

Shares of Company stock held by the ESOP at December 31, 2002 and 2001 are as follows:

	2002	2001
Shares released for allocation	118,610	108,959
Unreleased (unearned) shares	3,575	19,313
	122,185	128,272
Fair value of unreleased (unearned) shares	$ 75	$ 362

Stock Option Plan: The Company, effective November 15, 1995, adopted a stock option plan (Plan). Pursuant to the Plan, stock options for 218,750 common shares may be granted to directors, officers and key employees of the Bank. The options have a maximum term of 10 years, at the market price on the grant date. The options vest at the rate of 20% per year. Options granted under the Plan may be either options that qualify as Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify.

Stock option awards of 125,405 were made to directors, officers, and key employees at an exercise price of $11.00 per share on November 15, 1995. Additional awards of 32,805, 12,780, and 10,935 were made on September 7, 2000, September 19, 2000, and July 23, 2002, respectively. The exercise price for awards made on September 7, 2000, September 19, 2000, and July 23, 2002 were $12.88, $13.38, and $20.90, respectively. At each award date, the exercise price is equal to the fair market price on the date of the award.

(dollars in thousands)

Note 14. Employee Benefit Plans (Continued)

Grants under the Plan are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for this Plan. Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), additional compensation cost charged to income would have been $46, $69, and $38 for the years ended December 31, 2002, 2001 and 2000, respectively.

The fair value of the 125,405 options, granted on November 15, 1995, was estimated at the grant date using the Black-Scholes option-pricing model using a dividend rate of 0%, price volatility of 10%, a risk-free interest rate of 5.65%, and an estimated life of 6 years. The estimated fair value was $408 at November 15, 1995, the grant date.

The fair value of the 32,805 options, granted on September 7, 2000, was estimated at the grant date using the Black-Scholes option-pricing model using a dividend rate of 4.97%, price volatility of 10%, a risk-free interest rate of 5.58%, and an estimated life of 10 years. The estimated fair value was $134 at September 7, 2000, the grant date.

The fair value of the 12,780 options, granted on September 19, 2000, was estimated at the grant date using the Black-Scholes option-pricing model using a dividend rate of 4.79%, price volatility of 10%, a risk-free interest rate of 5.97%, and an estimated life of 10 years. The estimated fair value was $40 at September 19, 2000, the grant date.

The fair value of the 10,935 options, granted on July 23, 2002, was estimated at the grant date using the Black-Scholes option-pricing model using a dividend rate of 3.45%, price volatility of 10%, a risk-free interest rate of 3.56%, and an estimated life of 10 years. The estimated fair value was $35 at July 23, 2002, the grant date.

The status of the Company's fixed stock option plan as of December 31, 2002 and 2001, and changes during the years ended on those dates are presented below:

	Years Ended December 31,			
	2002		2001	
Fixed Options	Shares	Weighted-Exercise Price	Shares	Weighted-Exercise Price
Outstanding at beginning of year	128,258	$ 11.70	170,290	$ 11.54
Granted	10,935	20.90	-	-
Exercised	(54,364)	11.31	(41,192)	11.00
Forfeited	(3,710)	11.00	(840)	13.38
Outstanding at end of year	81,119	$ 13.18	128,258	$ 11.70

(dollars in thousands)

Note 14. Employee Benefit Plans (Continued)

The status of the 81,119 options outstanding at December 31, 2001 is presented below:

Date of award	Shares		Price	Contractual Life	Number Exercisable
November 15, 1995	29,813	$	11.00	2.9	29,813
September 7, 2000	28,431	$	12.88	7.7	11,372
September 19, 2000	11,940	$	13.38	7.7	4,776
July 23, 2002	10,935	$	20.90	9.5	-

Management Stock Bonus Plan: The Bank adopted a Management Stock Bonus Plan (Plan) which was approved by the Company's stockholders on November 15, 1995. Restricted stock awards covering shares representing an aggregate of up to 4% (87,500 shares) of the common stock issued by the Company in the mutual to stock conversion may be granted to directors and employees of the Bank. These awards vest at the rate of 20% per year of continuous service with the Bank. The status of shares awarded as of December 31, 2002 and 2001 and the changes during the years ended on those dates is presented below:

	Years Ended December 31,	
	2002	2001
Outstanding at beginning of year	18,815	24,312
Granted	4,375	-
Vested	(4,740)	(4,862)
Forfeited	-	(635)
Outstanding at end of year	18,450	18,815

The Bank recorded expense of $81, $109 and $39 relating to this Plan for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company contributed funds to the Plan's trust to allow the trust to purchase all 87,500 shares on the open market. The trust purchased these shares in 1996. 49,735 shares were purchased for outstanding awards and the remaining 37,765 shares were recorded as treasury stock. In September 2000, 24,335 of the shares held as treasury stock were granted. In July 2002, 4,375 of the shares held as treasury stock were granted. Unearned compensation cost, recognized in an amount equal to the fair value of the awarded shares at the award date, is recorded in stockholders' equity and amortized to operations as the shares vest.

(dollars in thousands)

Note 15. Lease Commitments

The Company leases certain branch facilities under operating leases. Some leases require the Company to pay related insurance, maintenance and repairs, and real estate taxes. Future minimum rental commitments under operating leases as of December 31, 2002 are as follows:

Years Ending		
2003	$	225
2004		189
2005		145
2006		140
2007		132
	$	831

Total rental expense related to operating leases was approximately $229, $221 and $222 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 16. Financial Instruments with Off-Statement of Financial Condition Risk

The Company is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments include primarily commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.

(dollars in thousands)

Note 16. Financial Instruments with Off-Statement of Financial Condition Risk (Continued)

Commitments to extend credit on loans totaled approximately $53,717 and $43,447 at December 31, 2002 and 2001, respectively. The portion of commitments to extend credit that related to fixed rate loans is $48,539 and $39,594 as of December 31, 2002 and 2001, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.

Note 17. Concentrations

Concentration by geographic location: The Company makes agricultural, commercial, residential and consumer loans to customers primarily in South Central Minnesota. Although the Company's loan portfolio is diversified, there is a relationship in this region between the agricultural economy and the economic performance of loans made to nonagricultural customers. The Company's lending policies for agricultural and nonagricultural customers require loans to be well-collateralized and supported by cash flows. Collateral for agricultural loans includes equipment, crops, livestock and land. Credit losses from loans related to the agricultural economy are consistent with credit losses experienced in the portfolio as a whole. The concentration of credit in the regional agricultural economy is taken into consideration by management in determining the allowance for loan losses.

Concentration by institution: The nature of the Company's business requires that it maintain amounts due from banks, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts. As of December 31, 2002 and 2001, the Company had $33,304 and $36,930 respectively on deposit with the FHLB of Des Moines.

(dollars in thousands)

Note 17. Fair Values of Financial Instruments and Interest Rate Risk

The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash	$ 36,571	$ 36,571	$ 38,070	$ 38,070
Certificates of deposit	200	200	200	200
Securities available for sale	19,856	19,856	13,988	13,988
Federal Home Loan Bank stock	1,875	1,875	1,875	1,875
Loans held for sale	9,695	9,695	10,155	10,155
Loans receivable, net	145,586	147,685	160,513	162,817
Accrued interest receivable	1,387	1,387	1,529	1,529
Mortgage servicing rights	2,179	2,179	1,850	1,868
Financial liabilities				
Deposits	169,126	169,824	180,999	181,710
Borrowed funds	23,000	26,081	23,000	24,451
Advances from borrowers for taxes and insurance	1,347	1,347	1,371	1,371
Accrued interest payable	50	50	75	75

Interest rate risk: The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change, and that change may be either favorable of unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to manage interest rate risk. However, borrowers with fixed-rate obligations are more likely to prepay in a falling-rate environment and less likely to prepay in a rising-rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising-rate environment and less likely to do so in a falling-rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

(dollars in thousands)

Note 18. Financial Information of Wells Financial Corp. (Parent Only)

The Company's condensed statements of financial condition as of December 31, 2002 and 2001 and related condensed statements of income and cash flows for each of the years in the three year period ended December 31, 2002 are as follows:

Condensed Statements of Financial Condition	2002	2001
Assets		
Cash, including deposits with Wells Federal Bank, fsb 2002 $6; 2001 $594	$ 1,980	$ 2,068
Dividend receivable	630	-
Investment in Wells Federal Bank, fsb	22,202	21,223
Accrued interest receivable and other assets	411	281
Total assets	$ 25,223	$ 23,572
Liabilities and Stockholders' Equity		
Liabilities	$ -	$ -
Stockholders' equity	25,223	23,572
Total liabilities and stockholders' equity	$ 25,223	$ 23,572

Condensed Statements of Income	2002	2001	2000
Interest income	$ 47	$ 85	$ 202
Other expenses	104	348	100
Income (loss) before income taxes	(57)	(263)	102
Income tax expense (benefit)	(23)	(107)	41
Net income (loss) before equity in net income of subsidiary	(34)	(156)	61
Equity in net income of subsidiary	3,374	3,501	1,704
Net income	$ 3,340	$ 3,345	$ 1,765

WELLS FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

Note 19. Financial Information of Wells Corp. (Parent Only) (Continued)

Condensed Statements of Cash Flows	2002	2001	2000
Cash Flows From Operating Activities			
Net income	$ 3,340	$ 3,345	$ 1,765
Adjustment to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiary	(3,374)	(3,501)	(1,704)
Dividends from subsidiary	2,020	2,186	965
Tax benefit from exercised options	152	-	-
(Increase) decrease in accrued interest receivable receivable and other assets	(132)	(218)	104
Net cash provided by operating activities	2,006	1,812	1,130
Cash Flows From Investing Activities			
Proceeds from the maturities of certificates of deposit	-	-	200
Proceeds from sales, maturities and calls of securities available for sale	-	1,887	1,848
Net cash provided by investing activities	-	1,887	2,048
Cash Flows From Financing Activities			
Payments relating to ESOP stock	126	135	145
Exercise of stock options	396	204	7
Purchase of treasury stock	(1,771)	(2,006)	(2,410)
Dividends paid	(845)	(735)	(772)
Net cash (used in) financing activities	(2,094)	(2,402)	(3,030)
Net (decrease) increase in cash	(88)	1,297	148
Cash:			
Beginning of year	2,068	771	623
End of year	$ 1,980	$ 2,068	$ 771
Supplemental Schedule of Noncash Investing Activities:			
Transfer of securities classified as held to maturity maturity to available for sale classification	$ -	$ -	$ 1,900
Net change in unrealized loss in securities available for sale	-	47	43

Note 19. Selected Quarterly Financial Data (Unaudited) (dollars in thousands, except per share data)

	Year Ended December 31, 2002			
	First	Second	Third	Fourth
Interest income	$ 3,552	$ 3,523	$ 3,469	$ 3,321
Net interest income	1,856	1,923	1,944	1,895
Provision for loan losses	23	-	-	-
Net income	853	684	846	957
Earnings per share				
Basic	0.73	0.58	0.72	0.81
Diluted	0.71	0.56	0.70	0.78

	Year Ended December 31, 2001			
	First	Second	Third	Fourth
Interest income	$ 4,200	$ 4,095	$ 4,129	$ 3,952
Net interest income	1,751	1,899	2,022	2,095
Provision for loan losses	15	45	45	75
Net income	529	715	959	1,142
Earnings per share				
Basic	0.45	0.63	0.85	1.01
Diluted	0.43	0.60	0.81	0.97

53 FIR 53-3151